Exhibit 99.1

Santiago, March 27, 2017
GG/107/2017

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Present

Ref.: Material Event / Annual Ordinary Shareholders' Meeting Agreements

Dear Mr. Superintendent,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions, we inform the Superintendency of the following material event:

In the Annual Ordinary Shareholders' Meeting held today, our shareholders agreed:

1.- To distribute a dividend equivalent to 30% of 2016's net income, which represents an aggregate amount equal to Ch$617,693,707, payable to the holders of the Bank's 512,406,760,091 total outstanding shares in a proportion of Ch$0.001205475 per share.

2.- To appoint Messrs. Pedro Samhan Escándar, Eduardo Mazzilli de Vassimon and Andrés Bucher Cepeda as members of our Board of Directors until the next Annual Ordinary Shareholders' Meeting in which the Bank is required to renew its board entirely. Mr Pedro Samhan Escándar was appointed as an "independent director", in accordance with Article 50 bis of Law 18,046 on Corporations.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer
ITAÚ CORPBANCA

cc: Superintendency of Banks and Financial Institutions
cc: Santiago Stock Exchange
cc: Chile Electronic Exchange
cc: Valparaíso Exchange